TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES A PROGRESS
REPORT ON THE GOLD HILL PROJECT, BISBEE, ARIZONA

For Immediate Release: October 16, 2006. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC, Pink Sheet Symbol: TRYLF) is pleased to announce that the Company has exercised its option on the Gold Hill Project near Bisbee, Arizona, and has a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims (see news release dated July 18, 2006 for details).

The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The project area has a history of placer and lode mine production and is 4 miles from the Phelps Dodge Corporation’s Lavender Pit, which produced 8 billion pounds of copper and 2.7 million ounces of gold. The Gold Hill Project consists of fourteen patented claims comprising over 250 acres with an additional 7 claims being added.

The principle gold target in the exploration area is the Gold Hill Fault. This structure has been traced for two miles and has several adits and many test pits located along its course. The secondary target is the Glance Conglomerate located to the south of the Gold Hill Fault. In this area, the Glance Conglomerate is reported to have micron sized gold associated with copper in fine quartz-filled fractures. An initial examination of the property has been performed by Teryl Resources which consisted of a general reconnaissance of the area and the collection of 17 rock samples.

Assay results showed trace amounts of gold in quartz veins located within the Morita Quartzite east of the Paris Mine. Higher gold assay results of 122 ppb Au and 4,590 ppb Au were generated from rocks taken from the Paris Mine dump. Gold values from quartz veins in outcrops and test pits between the Paris mine and the El Paso Mine ranged from 3 ppb Au to 635 ppb Au. Samples from the vicinity of the El Paso adit returned assay values of 2 ppb, 9 ppb and 149 ppb Au. All rock and soil samples were analyzed at Alaska Assay Labs.

Field work in the Emerald & Saint Elmo claims tested gold values within the conglomerate ranged from 19 ppb Au to 1,858 ppb Au while copper assays ranged from 520 ppm to 13,820 ppm. Additional work is needed to determine the extent of gold and copper mineralization in this area.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an option agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky, and will continue to drill additional gas wells in Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.